

January 21, 2015

Via E-mail
Michael Schuler
Chief Executive Officer
Bone Biologics, Corp.
175 May Street, Suite 400
Edison, NJ 08837

> **Re: Bone Biologics, Corp.**
> **Registration Statement on Form S-1**
> **Response dated January 6, 2015**
> **File No. 333-200156**

Dear Mr. Schuler:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated December 9, 2014. Given the nature and the size of the transaction being registered for resale on behalf of Hankey Capital LLC, we continue to be concerned that this transaction is an indirect primary offering of your securities to the public. Please revise the registration statement to name Hankey Capital LLC as an underwriter. Alternatively, please provide us with additional analysis as to why you believe that the transaction is appropriately characterized as a transaction that is eligible to be made under the Securities Act Rule 415(a)(1)(i). In doing so, please be sure to give due consideration to the following points:

   • There is currently no liquid trading market for your securities;

   • Hankey Capital LLC, as you acknowledge in your response letter, received the shares being offered less than three months ago; and

- Hankey Capital LLC is offering 10,284,811 of the 15,213,818 shares covered by the registration statement.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara L. Ransom
Assistant Director

cc: William N. Haddad
        Reed Smith, LLP